

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

August 24, 2009

Dr. Alexander Gak
253 Warren Avenue
Fort Lee, NJ 07024

> **Re: BAETA Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 28, 2009**
> **File No. 333-154243**

Dear Dr. Gak:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As our business grows . . ., page 6

1.   Your disclosure here indicates that Dr. Gak is your only full-time officer. Your disclosure on page 36 indicates that Dr. Gak only devotes 50% of his time to the business. Your disclosure on page 36 further indicates that Mr. Pushkantser is a full-time employee. Please reconcile.

Products and Services, page 12

2.   We reference the disclosure on page 12 that you will require $100,000 to manufacture the initial run of MyPainAway Pain Tracking System devices and

initiate market testing of the product. Your disclosure then states that you began marketing and launched the MyPainAway device during the fourth quarter of 2008. Clarify whether the additional investment of $100,000 was received before you began selling the device during 2008.

Selling Stockholders, page 27

3.   Regarding your response to prior comment 2:

- Your response and exhibit list beginning on page 71 indicate that the written summary of the verbal modification was filed as exhibit 10.2.2. However, it appears that the written summary was actually filed as exhibit 10.22. Please revise your exhibit list or re-file the exhibit, as appropriate; and
- It continues to appear that the August 2008 amendment filed as exhibit 10.3 contradicts the written summary of the verbal modification mentioned in your response and filed as exhibit 10.22. For example, according to your response and exhibit 10.22, the verbal modification amended Section II(a)(i)(1)(b) of the agreement filed as exhibit 10.2.1 to issue Mr. Rogers 152,000 common shares rather than issuing him 4,500 restricted shares per month for the four-month term at the rate of $0.50 per share. However, paragraph 2 of exhibit 10.3 indicates that exhibit 10.2.1 was further amended to provide that the equity compensation issued to Mr. Rogers for the first term of the agreement would be 4,500 restricted shares, but at the rate of $0.25 per share. Please reconcile.

4.   Please clarify which transaction generated the shares to be sold by Douglas Rogers. Given your disclosure on page 32 and your placement of and disclosure in footnote 17 to your Selling Stockholders table, it is unclear whether the offered shares were issued before you originally filed this registration statement.

5.   We note your revisions in response to prior comment 3:

- Please tell us the reasons for the increased number of shares disclosed in the fourth column for Mikhail Tsypenyuk and the increased number in your fee table. Also tell us how the increased numbers are consistent with the concerns noted in prior comment 5 in our letter dated February 23, 2009;
- Given the numbers disclosed in the second and fourth columns for Mikhail Tsypenyuk, tell us how you concluded that he will own "0" shares after this offering;
- Tell us why the second column of the table for Dr. Bekker does not include the 50,000 shares underlying the option mentioned on page 20;
- Tell us where note 15 appears in your table; and

- You disclose in note 8 that you sold 930,400 shares in the offering mentioned in that note. However, your disclosure in the selling stockholders table regarding the purchasers in that offering and disclosure on page 57 regarding Dr. Gak's spouse purchase in that offering indicate that you sold a different number of shares than is mentioned in note 8. Please reconcile. When you respond to this bullet, please provide a table that lists each purchaser of your securities in that offering and the number of securities that each purchaser acquired.

Directors, Executive Officers . . ., page 36

6.   We reissue the first sentence of prior comment 6 because Mr. Burkland's business experience during the past five years remains unclear. We note the disclosure regarding his involvement with businesses since "the beginning of 2005" but his business experience for entire time period for which disclosure is required pursuant to Regulation S-K Item 401(e) is unclear from your disclosure. It is also unclear where you have identified the "multi-billion dollar communications company" mentioned on page 37. Please revise. Also revise to clarify the dates of the business experience during the past five years for the other executive officers added to your disclosure in this amendment.

Employment Agreements, page 43

7.   Please disclose the material terms of your executive officers' employment agreements.

Security Ownership of Certain Beneficial Owners and Management, page 43

8.   We reissue prior comment 9 because your disclosure in the financial statements regarding the number of shares outstanding as of December 31, 2008 continues to be inconsistent with your disclosure on pages 62-65 regarding the number of shares you have issued as of December 31, 2008. Specifically, you disclose on pages F-4 and F-6 that the number of common shares outstanding as of December 31, 2008 was 21,476,680. However, you disclose on page 65 that the number of shares outstanding following the last unregistered issuance during 2008 was 21,506,680. Also, according to your disclosure on page 66, you had 21,621,962 common shares outstanding as of March 31, 2009. However, according to your disclosure on pages F-15, F-17 and F-21, you had 21,591,962 shares outstanding as of March 31, 2009. Please reconcile.

9.   We reissue prior comment 10 because you disclose in footnote 1 that you have 21,920,458 common shares outstanding and 100 preferred shares outstanding. Adding those numbers does not equal an "aggregate of 21,910,558 voting securities."

10.   Please tell us why your disclosure here regarding Mr. Burkland's beneficial
        ownership does not appear to include the "immediately vested option" to purchase
        150 shares mentioned in Exhibit A to Exhibit 10.9.

11.   Your table here indicates that Mr. Smith beneficially owns 60,058 common
        shares. Your disclosure on pages 62-68 indicates that you have only issued
        50,058 common shares to Mr. Smith. Please reconcile.

Experts, page 49

12.   Please file the consent mentioned in the first paragraph.

Plan of Operation, page 51

13.   We see that you will require $1,000,000 to $1,500,000 to execute your plan of
        operations for the next 12 months. Please revise to disclose your plans for
        obtaining the required financing, such as obtaining debt or selling additional
        shares of your stock.

Results of Operations for the 3 months ended March 31, 2009, page 53

14.   Please revise your revenues and sales discussion to specifically discuss the nature
        of the revenue recorded during 2009. For example, disclose the type of products
        sold and discuss the increase in revenues in terms of units sold and unit price.

Critical Accounting Policies, page 54

15.   As we see that you issued stock options during 2009, please revise to provide a
        discussion of the judgments required in determining the fair value of stock
        options. This disclosure should discuss the assumptions used in the specific
        methodology (such as the Black-Scholes Merton method) you use to determine
        fair value of stock options.

16.   As a related matter, we see that you issue stock for services. Please also revise to
        discuss the assumptions used to value the issuance of stock compensation to non-
        employees.

e. Revenue Recognition, page 55

17.   Revise your disclosure to specifically discuss the estimates and assumptions that
        you use when recognizing revenues. That is, revise your disclosure as it relates
        specifically to your sales arrangements.   As a related matter, tell us why you state

that you have not realized any revenues when you began to recognize revenues in 2009. In addition, the reference to inception as February 11, 2003 is unclear since you previously refer to the inception of the company as August 14, 2007.

(f) Software Development Costs, page 55

18.   Please revise this disclosure to focus on the significant judgments made and estimates used in applying the accounting guidance to software development costs. The reference to the accounting literature is not meaningful to investors and does not adequately describe any applicable uncertainties inherent in accounting for software development costs.

Revolving line of credit, page 57

19.   We reissue the first sentence of prior comment 12 with respect to your disclosure here regarding the balance outstanding on the line of credit "at December 31, 2008" and disclosure in the following section regarding the amount of loans from shareholders outstanding "as of March 31, 2009." In this regard, note that the disclosures required by Regulation S-K Item 404 are not limited to transactions with related parties that occurred only during the time periods for which you have provided financial statements.

Related-Party Transactions, page 57

20.   Please tell us why you have not disclosed the information required by Item 404 of Regulation S-K with respect to the related-party lease mentioned on pages F-13 and F-22.

Software Development Agreement . . ., page 57

21.   We note your response to prior comment 13:

- We reissue the second bullet of that comment because it continues to be unclear from your disclosure how the amount you pay Extranome each month is determined;
- Disclose the amount of cash you have paid to Extranome to date pursuant to the software development agreement;
- Tell us which statements of work filed as exhibits support your disclosure on page 41 regarding the dollar amount and number of shares you have issued to Extranome as of March 31, 2009 and December 31, 2008;
- Please tell us why you filed statements of work only through June 2009; and

- With a view toward clarified disclosure, please reconcile the Vendor identified in the statements of work with your disclosure that Extranome provides the services.

Changes in and disagreements with accountants and financial disclosure, page 60

22.   We see that Stan J.H. Lee, CPA, CMA resigned as your auditor on May 26, 2009. Please revise to provide the disclosures required by Item 304 of Regulation S-K. In addition, tell us your consideration of the need to file Exhibit 16, as required by Item 601 of Regulation S-K.

Financial Statements for the year ended December 31, 2008, page F-1

23.   We reference the disclosure on page 60 that you conducted a review of the December 31, 2008 audited financial statements, and determined that many material errors were present necessitating a re-audit.   Since it appears that you restated your financial statements, please revise your financial statements to include the disclosures required by FASB ASC 250-10-50-7 through 10.

Report of Independent Registered Public Accounting Firm, page F-2

24.   We note the reference in the audit report to the statement of operations, stockholders' deficit and cash flows for the year ended December 31, 2007. Since you began operations on August 14, 2007, please have your auditors revise their report to appropriately refer to the periods reflected in the audited financial statements (August 13, 2007 (inception) through December 31, 2007). The captions used in the financial statements should be similarly revised.

25.   Please have your auditors revise their report to also disclose their association with the cumulative data of August 14, 2007 to December 31, 2008. In addition, the report should include the city and state where the audit report was issued, as required by Article 2-02 of Regulation S-X.

Balance Sheets, page F-4

26.   Revise the line item "Deficits" to a more descriptive title such as "losses that have accumulated during the development stage" as required for Development Stage Companies under FASB Accounting Standards Codification 915.10.

Statement of Operations, page F-5

27.   We note that you currently present compensation expense associated with stock
        issuances and/or stock options as a separate line item on the face of the income
        statement. Consistent with the guidance in SAB Topic 14-F, please revise the
        statement in future filings to present the stock-based compensation in the same
        line or lines as cash compensation paid to the same employees. As indicated in
        that guidance, you may present the amounts related to stock based compensation
        in the footnotes to the financial statements or within MD&A.

28.   We note that you incurred minor interest expense. Please revise your footnotes to
        clearly describe the nature of the interest costs as it relates to your outstanding
        loans.

Note 1. Summary of Significant Accounting Policies, Nature of Operations and Use of
Estimates, page F-8

29.   We see that you have recorded other assets such as software application and
        organization costs. Please revise to disclose the nature of these assets and your
        accounting policy for capitalizing and amortizing them. Please also disclose your
        policy for identifying and measuring impairment of the assets.

30.   Please also revise to disclose your policy for capitalizing and depreciating
        property, plant and equipment. Please also describe how you assess and review
        for impairment of the assets. Refer to FASB ASC 360-10-35.

Note 2. Revolving Line of Credit, page F-11

31.   Revise to also disclose the interest rate and maturity of the unsecured line of
        credit or state that there is none.

Note 3. Related Party Transactions, page F-11

32.   The disclosure of the shares issued to the founder of the company on August 15,
        2007 does not appear to have been retroactively adjusted for the stock split that
        occurred on May 15, 2008. Please revise to ensure that all disclosures of common
        shares throughout the document are retroactively restated to reflect the post-split
        number of shares.

33.   Tell us why you should not classify the loans from shareholders' as a current
        liability. We see that there are no stated terms for repayment and it appears that

the debt holder could demand payment of the debt at anytime. Refer to FASB ASC 470-10-45-10.

34. Your disclosure states that you acquired and received the license of MyHealthID Medical Records System from Extranome in September of 2008 for no cash or equity consideration but will pay royalties based on 49% of all net revenues in perpetuity. Tell us how you are accounting for the transaction in the current financial statements and how you will account for the royalties once you start generating revenues. Tell us what you mean by the statement on page 16 that you will "capitalize its ownership… at the appropriate time and utilizing GAAP and/or IFRS compliant asset valuation estimate procedures." Please note that since Baeta Corp. and Extranome are under common control, under the accounting literature, all transfers of assets between the entities would be recorded at historical cost.

Software Development Agreement with Extranome, Inc.

35. Tell us the nature of the software development work performed by Extranome, including whether you capitalize or expense these costs and the basis for your accounting. As a related matter, tell us how you have been recording the issuance of the common shares to Extranome in your financial statements. Please tell us and revise to include your valuation procedures including the estimates and assumptions you use to estimate the value of common shares issued.

36. As a related matter, we reference the disclosure that Extranome has received 30,000 shares for each month since November 2008. Tell us how this reconciles with the disclosure that 240,000 shares have been issued to date.

Note 4. Stockholders' Equity, page F-11

37. For each stock issuance in 2008, please revise to discuss how you determined the fair value of the shares or services received in accordance with FASB ASC 718-10-55. Discuss the significant assumptions and estimates that you considered in your calculation of fair value.

Financial Statements for the quarter ended March 31, 2009, page F-4

38. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Statement of Operations, page F-16

39.   Revise your filing to include the comparative period in 2008 along with your
2009 quarterly information as required by Rule 8-03 of Regulation S-X.
Separately, you should continue to provide the inception to date information as
required by FASB ASC 915-225-45.

Statements of Cash Flows, page F-18

40.   Revise your filing to include the comparative period in 2008 along with the 2009
quarterly information. Refer to Rule 8-03 of Regulation S-X and FASB ASC
915-230-45.

Note 1. Summary of Significant Accounting Policies, Nature of Operations and Use of
Estimates, page F-19

Basis of Presentation, page F-19

41.   Please revise to include a statement that the interim financial statements include
all adjustments that, in the opinion of management, are necessary in order to make
the financial statements not misleading, as required by Instruction 2 to Rule 8-03
of Regulation S-X.

42.   Please revise your accounting policy regarding revenue recognition to specifically
discuss how you recognize revenue on products sold. For instance, describe what
you consider to be evidence of a sales arrangement, clarify when title passes and
identify when you consider delivery to have occurred. Discuss as well, any other
significant terms of your arrangements with customers, such as, post delivery
obligations, refund rights, customer acceptance, discounts, bill and hold, etc., and
how they would impact the amount and timing of revenue recognized. If you
provide customers with a product warranty, disclose how you account for that
obligation to the extent that it is material.

Note 4. Stockholders' Equity, page F-21

43.   For each stock issuance in 2009, please revise to discuss how you determined the
fair value of the shares or services received in accordance with FASB Accounting
Standards Codification 718-10-55.

44.   We also note that you issued stock options in 2009. Please revise your filing to
include a detail of the stock options issued and the estimates and assumptions you
used to value those stock options. Please refer to FASB ASC 718-10-55 for
valuation of stock based compensation and to FASB ASC 718-10-50 for the

minimum disclosures regarding stock options that should also be included in your footnotes.

Item 16. Exhibits, page 71

45.   Exhibit 10.10 is marked to indicate that it was filed with your third amendment to this registration statement. It appears, however, that Exhibit 10.10 has not yet been filed. Please reconcile.

Exhibit 10.9

46.   Please ensure that the document you file as Exhibit 10.9 is complete, including all attachments. We note that such Exhibit does not currently include "Exhibit B." Also tell us which exhibit you have filed represents the "Stock Option Purchase Agreement" mentioned in Exhibit A to Exhibit 10.9.

Exhibit 23.1

47.   Please include an updated accountants' consent with any amendment to the filing.

48.   Please have your auditor revise their consent to also refer to being identified as an expert on page 49 of the registration statement.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead, Reviewing Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm